UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from	to

COMMISSION FILE NUMBER: 001-12307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ZIONS BANCORPORATION PAYSHELTER 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIONS BANCORPORATION
One South Main, 15th Floor
Salt Lake City, UT 84111

INDEX

Page

(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

As of December 31, 2007 and 2006 and for the
Year Ended December 31, 2007

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2007 and 2006 and for the
Year Ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12
Schedule H, Line 4j – Schedule of Reportable Transactions	13

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Salt Lake City, Utah
June 24, 2008

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Investments at fair value:
Short-term investment fund	$3,628,968	$4,500,549
Zions Bancorporation common stock	166,227,426	289,725,170
Common collective trust	60,474,109	49,964,402
Shares of registered investment companies	285,383,294	227,290,271
Real estate joint venture	318,858	345,484
Participant loans	8,471,068	7,960,751
	524,503,723	579,786,627

Receivables:
Participant contributions	3,192	446,931
Employer contributions	17,179,333	17,775,362
	17,182,525	18,222,293

Net assets reflecting all investments at fair value	541,686,248	598,008,920

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts
in common collective trust	458,493	599,078
Net assets available for benefits	$542,144,741	$598,607,998

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Investment income (loss):
Net depreciation in fair value of investments	$(124,146,747)
Interest and dividends	28,814,785
(95,331,962)

Contributions:
Participant	39,670,624
Employer	36,038,397
Rollovers	5,902,830
81,611,851

Transfers from affiliated plans	6,127,395
(7,592,716)

Deductions
Benefits paid directly to participants	48,870,541

Net decrease	(56,463,257)

Net assets available for benefits:
Beginning of year	598,607,998
End of year	$542,144,741

See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2007

1.      Description of Plan

The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a pretax salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  From time to time, the Plan has been restated and amended.  Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.  Zions Bancorporation (“the Company”) is the Plan sponsor.  The Company’s Benefits Committee (“the Benefits Committee”) administers the Plan.

Eligibility

Participation in the Plan is voluntary.  Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate.  To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Contributions

Participants may contribute from 1% to 5% of their pretax annual compensation for which the Company provides a matching contribution of 100% for the first 3% of the participant’s compensation and 50% for the remaining 2%.  Overall, participants may contribute up to 80% of their pretax annual compensation subject to the annual maximum allowed participant contribution, which was $15,500 for 2007.  Under applicable law, participants attaining the age of 50 during or prior to 2007 are eligible to make catch-up contributions.

Contributions by the Company under the noncontributory profit sharing feature are discretionary and may range up to 6.0% of participants’ compensation, based on the Company’s return on average common equity, as defined, for the Plan year.  Subsequent

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

Contributions (continued)

to the end of the respective Plan years, the Company approved and contributed $15,208,203 for 2007 and $17,272,959 for 2006 under the noncontributory profit sharing feature.  Included in these amounts are forfeitures of $685,980 for 2007 and $1,063,309 for 2006.  The contribution rates were 3.25% for 2007 and 4.0% for 2006 of participants’ compensation.  The amounts were included with employer contributions receivable in the statements of net assets available for benefits.

Effective June 1, 2007, the Plan was amended to allow for Roth 401(k) contributions consistent with the requirements of §402A of the Internal Revenue Code.  Such contributions include rollovers from other Roth deferral accounts as described in Code §402A(e)(1) and only to the extent the rollovers are permitted under Code §402(c).  Roth contributions will be treated as elective deferrals for all purposes under the Plan, including determination and allocation of the Company’s matching contributions.

The Plan allows rollovers by participants from nonaffiliated qualifying plans.

Participant Accounts

Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings.  Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan.  Certain investment transaction expenses are charged to the participants’ accounts.

Vesting and Payment of Benefits

Participant and Company matching contributions plus investment earnings are immediately vested; however through December 31, 2006, Company contributions under the noncontributory profit sharing feature did not vest until the participant attained five years of vesting service.  Effective January 1, 2007, the Plan was amended to provide for graded vesting of Company profit sharing contributions after December 31, 2006 as follows:

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.  Description of Plan (continued)

Vesting and Payment of Benefits (continued)

Years of vesting service	Percent vested

Less than 2	None
2	20%
3	40%
4	60%
5 or more	100%

Nonvested amounts forfeited by terminated participants are used to reduce future Company profit sharing contributions.  Participants are 100% vested if employed by the Company when normal retirement age is attained.  Benefits are paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions.  Benefits are paid in shares of stock, cash, or a combination of the two, depending on the participant’s investment options.

Investment Options

Participant contributions can be directed subject to Plan provisions into various Plan investment options.  Effective January 1, 2007, the Plan was amended to allow the Company’s common stock as an investment option.  The Company’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Company’s common stock.  Effective January 1, 2007, participants may immediately diversify up to 100% of their existing investments in the Company’s common stock to other Plan investments.  However, a three-year service period is required before participants can diversify their investments in the Company’s common stock resulting from the Company’s profit sharing contributions.

Participant Loans

Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance as defined.  Loan terms cannot exceed five years, or ten years if used for the purchase of a primary residence.  The loans are secured by the balance in the participants’ accounts and are repaid at a reasonable rate of interest through direct payroll deductions.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.  Description of Plan (continued)

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

2.      Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The short-term investment fund is valued at cost which approximates market value.  The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year.  The fair value of the participation units in the common collective trust is based on quoted redemption values on the last business day of the Plan’s year-end.  Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.  Participant loans are valued at their outstanding balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.      Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The Plan invests in investment contracts through participation in the Fidelity Managed Income Portfolio II – Class I, a common collective trust.  As required by the FSP, the statements of net assets available for benefits present the fair value of the common collective trust and the adjustment from fair value to contract value.  The fair value of the Plan’s interest in the common collective trust is based on information reported by Fidelity and is determined from the values of the underlying assets held by the common collective trust at year-end.  The contract value of the common collective trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Administrative Expenses

The Company currently pays the administrative expenses; however, the Plan may pay these expenses as determined by the Benefits Committee.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Concentration of Investments

The Plan’s net assets available for benefits at December 31, 2007 and 2006 include investments in the Company’s common stock of $166,227,426 (3,560,236 shares) and $289,725,170 (3,514,290 shares), respectively.  These investments represent a 3.32% and 3.29% ownership of the Company’s outstanding common stock at December 31, 2007 and 2006, respectively.  The fair value of these investments is subject to market fluctuations and approximated $110,687,700 at June 23, 2008.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3.      Recent Accounting Pronouncement

Effective January 1, 2008, the Plan will adopt Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements.  SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, and enhances disclosures about fair value measurements.  The Benefits Committee is evaluating the impact this Statement may have on the Plan’s financial statements.

4.      Investments

As trustee of the Plan, Fidelity holds the Plan’s investments and executes all investment transactions.  The fair value of individual investments that represents 5% or more of the fair value of the Plan’s net assets available for benefits is as follows:

	December 31,
	2007	2006

Zions Bancorporation common stock*	$166,227,426	$289,725,170
Fidelity Managed Income Portfolio II – Class 1	60,474,109	49,964,402
Rainier Small/Mid Cap	32,717,576	(1)
Fidelity Contrafund	30,009,413	(1)

*Nonparticipant-directed
(1) Investment did not represent 5% or more of the fair value of the Plan’s net assets available for benefits.

During 2007, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Zions Bancorporation common stock	$(125,936,424)
Shares of registered investment companies	1,789,677
$(124,146,747)

The Plan’s investment activity in the Company’s common stock for 2007 includes nonparticipant-directed and participant-directed transactions.  Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.      Investments (continued)

Significant changes in net assets during 2007 relating to nonparticipant-directed and participant-directed transactions of the Company’s common stock fund are as follows:

Net depreciation in fair value	$(125,936,424)
Interest and dividends	5,935,235
Contributions	37,853,392
Net transfers to other investments	(21,831,479)
Benefits paid directly to participants	(20,181,410)
Net decrease in net assets	(124,160,686)

Net assets at beginning of year	294,490,121
Net assets at end of year	$170,329,435

Short-term investment fund	$3,628,968
Zions Bancorporation common stock	166,227,426
Receivable (included with employer
contributions)	473,041
$170,329,435

5.      Transfers from Affiliated Plans

The transfers from affiliated plans of $6,127,395 were from the 401(k) plans of The Stockmen’s Bancorp, Inc. (“Stockmen’s”) and P5, Inc. (“P5”).  The Company acquired Stockmen’s effective January 17, 2007 and the Stockmen’s 401(k) plan was merged into the Plan effective May 1, 2007.  The Company acquired the remaining minority interests of P5 in October 2006 and the P5 401(k) plan was merged into the Plan effective June 1, 2007.  The transfers were made in accordance with ERISA provisions and with applicable agreements.

6.      Transactions with Parties-in-Interest

During 2007, the Plan received dividends for the Company’s common stock of $5,920,059.  Purchases and sales of the Company’s common stock in 2007 were $51,676,746 and $49,901,006, respectively.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

7.      Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.      Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for benefits in the accompanying financial statements to net assets in the Form 5500 regulatory filing:

	December 31,
	2007	2006

Net assets available for benefits in
accompanying financial statements	$542,144,741	$598,607,998
Less: Adjustment between fair value and contract
value related to fully benefit-responsive investment
contracts in common collective trust	(458,493)	(599,078)
Net assets in Form 5500	$541,686,248	$598,008,920

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

8.      Reconciliation of Financial Statements to Form 5500 (continued)

The following reconciles the net decrease in the statement of changes in net assets available for benefits to the Form 5500 regulatory filing for the year ended December 31, 2007:

Net decrease in statement of changes in net
assets available for benefits	$(56,463,257)
Adjustment between fair value and contract
value related to fully benefit-responsive investment
contracts in common collective trust
Add: Amount at December 31, 2006	599,078
Less: Amount at December 31, 2007	(458,493)
$(56,322,672)

Amounts in Form 5500:
Net income (loss)	$(62,450,067)
Transfers of assets to this Plan	6,127,395
$(56,322,672)

9.      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 9, 2005 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 87-0227400    Plan: 006

December 31, 2007

	(b)		(d)
	Identity of Issue, Borrower,	(c)	Cost of Remain-	(e)
(a)	Lessor, or Similar Party	Description of Investment	ing Assets (1)	Current Value

*	FIDELITY INVESTMENTS	SHORT-TERM INV FUND (3,628,968 shares)	$3,628,968	$3,628,968
*	ZIONS BANCORPORATION	ZIONS BANCORP COM STK (3,560,236 shares)	167,720,771	166,227,426
*	FIDELITY INVESTMENTS	FID MGD INC PORT II (60,474,109 shares)		60,474,109
	COLUMBIA	COLUMBIA ACORN USA Z (313,888 shares)		8,779,453
	AMERICAN BEACON FUNDS	ABF LARGE CAP VAL PA (1,175,717 shares)		26,324,299
	T. ROWE PRICE	TRP EMG MKT STOCK (147,278 shares)		6,321,180
	PIMCO FUNDS	PIM TOTAL RT INST (1,211,552 shares)		12,951,492
	RAINIER FUNDS	RAINIER SM/MID CAP (831,239 shares)		32,717,576
	EVERGREEN	EVRGRN SPEC VAL INST (387,546 shares)		7,983,444
	LOOMIS SAYLES FUNDS	LOOMIS GLBL BD INST (73,437 shares)		1,170,592
	MORGAN STANLEY INV MGMT	MSIF INTL REAL EST I (101,018 shares)		2,555,760
	VANGUARD	VANG MID CAP IDX SIG (162,154 shares)		4,809,492
	VANGUARD	VANG SM CAP IDX SIG (185,400 shares)		5,447,045
	VANGUARD	VANG REIT IDX SIG (42,657 shares)		993,486
	JANUS CAPITAL	JANUS MID CAP VALUE (521,652 shares)		11,700,652
	VICTORY FUNDS	VICTORY DIVERS STK A (384,399 shares)		6,830,774
	LEGG MASON PARTNERS	LMP AGGR GROWTH A (9,826 shares)		1,150,378
	LOOMIS SAYLES FUNDS	LOOMIS BOND INST (534,593 shares)		7,794,368
	PIMCO FUNDS	PIM COM REAL RET I (32,648 shares)		529,878
	ALLIANCE BERNSTEIN INVESTMENTS	ALL/BERN INTL VAL AD (318,402 shares)		7,173,606
	BLACKROCK FUNDS	BLKRK INTL OPP INST (154,620 shares)		6,405,915
*	FIDELITY INVESTMENTS	FID CONTRAFUND (410,469 shares)		30,009,413
*	FIDELITY INVESTMENTS	FID CAPITAL & INCOME (257,747 shares)		2,237,248
*	FIDELITY INVESTMENTS	FID BALANCED (427,038 shares)		8,374,224
*	FIDELITY INVESTMENTS	FID FREEDOM INCOME (23,038 shares)		263,791
*	FIDELITY INVESTMENTS	FID FREEDOM 2000 (131,050 shares)		1,621,091
*	FIDELITY INVESTMENTS	FID FREEDOM 2010 (765,291 shares)		11,341,607
*	FIDELITY INVESTMENTS	FID FREEDOM 2020 (791,686 shares)		12,516,562
*	FIDELITY INVESTMENTS	FID FREEDOM 2030 (465,968 shares)		7,697,791
*	FIDELITY INVESTMENTS	SPTN TOTAL MKT INDEX (35,406 shares)		1,448,108
*	FIDELITY INVESTMENTS	SPARTAN INTL INDEX (351,111 shares)		16,607,530
*	FIDELITY INVESTMENTS	FIDELITY RETIRE MMKT (1,739 shares)		1,739
*	FIDELITY INVESTMENTS	SPARTAN US EQ INDEX (399,219 shares)		20,719,491
*	FIDELITY INVESTMENTS	FIDELITY US BD INDEX (545,220 shares)		5,937,449
*	FIDELITY INVESTMENTS	FID FREEDOM 2040 (569,534 shares)		5,541,562
*	FIDELITY INVESTMENTS	FA DIVERS INTL I (238,761 shares)		5,298,105
*	FIDELITY INVESTMENTS	FID FREEDOM 2005 (13,066 shares)		154,046
*	FIDELITY INVESTMENTS	FID FREEDOM 2015 (157,034 shares)		1,958,215
*	FIDELITY INVESTMENTS	FID FREEDOM 2025 (100,832 shares)		1,328,962
*	FIDELITY INVESTMENTS	FID FREEDOM 2035 (50,217 shares)		686,970
	FAIRMONT PARK JOINT VENTURE	Commercial and residential real estate		318,858
*	PARTICIPANT LOANS	Interest rates ranging from 4.00% to 9.25%, with
		maturities through November 2017		8,471,068
				$524,503,723

*	Indicates party-in-interest to the Plan.
(1)	Only provided for nonparticipant-directed investments.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN: 87-0227400    Plan: 006

Year Ended December 31, 2007

					(h)
(a)	(b)	(c)	(d)	(g)	Current Value	(i)
Identity of Party	Description of	Purchase	Selling	Cost of	of Asset on	Net Gain
Involved	Assets	Price	Price	Asset	Transaction Date	(Loss)

Category (iii) – a series of transactions with the same issue in excess of 5% of Plan assets:

Zions Bancorporation	Zions Bancorporation
	Common Stock	$51,676,746	$-	$51,676,746	$51,676,746	$-

	Zions Bancorporation
	Common Stock	-	49,901,006	35,336,474	49,901,006	14,564,532

No category (i), (ii) or (iv) reportable transactions occurred during 2007.
Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K)
AND EMPLOYEE STOCK OWNERSHIP PLAN

June 24, 2008	By:	/s/ Doyle L. Arnold
DOYLE L. ARNOLD
Vice Chairman and Chief Financial
Officer of Zions Bancorporation

F-2